                                                                    Exhibit 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                           AND PREFERRED DISTRIBUTIONS

         The ratio of earnings to fixed charges for the Company (including its subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on the Company's income from continuing operations before minority interests and income or loss from equity investees plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized,
(ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation, and (iii) preferred stock or OP Unit distributions.

         The Company's ratio of earnings to combined fixed charges presents the relationship of the Company's earnings (as defined above) to fixed charges (as defined above).

                                                     2004           2003         2002 (a)       2001 (a)       2000 (a)
                                                   --------------------------------------------------------------------
                                                                              (in thousands)
Earnings:
  Income (loss) from continuing operations         $(41,243)      $ 22,637       $ 39,745       $ 42,915       $ 40,985
  before minority interest and income
  (loss) from equity investee
Add:
  Fixed charges                                      52,533         48,178         42,644         42,851         40,625
Less:
  Distributions to preferred OP unitholders          (4,438)        (6,479)        (7,803)        (8,131)        (7,826)
  Capitalized Interest                                 (380)        (2,082)        (2,915)        (3,704)        (3,148)
                                                   --------------------------------------------------------------------
                                                   $  6,472       $ 62,254       $ 71,671       $ 73,931       $ 70,636
                                                   ====================================================================

Fixed Charges:
  Interest Expense                                 $ 48,243       $ 38,738       $ 32,375       $ 31,016       $ 29,651
  Hedging Valuation Adjustment                         (528)           879           (449)            --             --
  Distributions to preferred OP unitholders           4,438          6,479          7,803          8,131          7,826
  Capitalized Interest                                  380          2,082          2,915          3,704          3,148
                                                   --------------------------------------------------------------------
                                                   $ 52,533       $ 48,178       $ 42,644       $ 42,851       $ 40,625
                                                   ====================================================================

Ratio of earnings to fixed charges                     <1:1           1.29           1.68           1.73           1.74

(a) Amounts are presented prior to restatement for FAS 144 related to discontinued operations.